April 20, 2012

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Liberty Property Trust, File No. 001-13130

Liberty Property Limited Partnership, File No. 001-13132

Form 10-K for the year ended December 31, 2011

Filed on February 24, 2012

Dear Ms. LaMothe,

We received your April 9, 2012 letter and appreciate your comments with respect to our filings.  We understand that the purpose of your review of the above-referenced filing (the “2011 Form 10-K”) is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  Listed below are your comments and our responses:

Form 10-K for the year ended December 31, 2011

Item 2 — Properties, pages 16 - 19

SEC Comment:

1.             We note you have disclosed average annual rent per square foot for the wholly owned properties in operations within footnote 1 to the table on page 17.  Please tell us and revise future periodic filings to define how this average rent metric was calculated.  Your average rent metric should reflect the impact of concessions (e.g. free rent) and tenant expense reimbursements (if triple net leased).

Company Response:

Footnote 1 to the table on page 17 discloses the net rent metric as follows:

“Net rent represents the contractual rent per square foot multiplied by the tenant’s square feet leased at December 31, 2011 for tenants in occupancy. Average annual rent per square foot for the Wholly owned Properties in Operation is $8.22 and for the Joint Venture Properties in Operation it is $10.83.  Net rent does not include the tenant’s obligation to pay operating expenses and real estate taxes.”

If a tenant at December 31, 2011 was within a free rent period its rent would equal zero for purposes of this metric. Additionally, as indicated above, tenant expense reimbursements are not included in the net rent metric.

The Company believes that the disclosure of the Net Rent Metric as calculated in the 2011 Form 10-K is meaningful to the reader because it captures the actual cash rent paid by the tenants at the date indicated. The recovery of operating expenses was excluded as such amounts are estimates and are generally contingent on the level of incurred operating expenses.

In future filings the Company will amend footnote 1 to include the description of the treatment of free rent. Additionally, a column will be added to the table identifying straight line rent including the operating expense reimbursement for the tenants in occupancy at the period end date.

Results Of Operations, pages 27 — 33

SEC Comment:

2.             Your disclosures appear to indicate that same store properties represent the number of properties held for the entirety of the two periods being compared (i.e. excludes properties sold, acquired, and developed during the two periods). Please confirm and revise future periodic filings to clearly define your meaning of same store properties.  Your definition should address when developed or acquired properties are included within your same store properties and your expanded disclosures should also quantify the number of properties sold during the two periods being compared and the number of properties considered same-store for comparison purposes (i.e. number of properties held at the beginning of the two periods being compared minus number of properties sold over the two periods).

Company Response:

The Company’s disclosure of the Same Store properties within “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Same Store” on page 28 of the 2011 Form 10-K is as follows:

“The Same Store properties consist of the 568 properties totaling approximately 59.5 million square feet owned on January 1, 2010, excluding properties sold through December 31, 2011.”

The number of properties and related square feet as disclosed above are the properties for which operating information is included in the Same Store reconciliation. These properties consist of those held at the beginning of the two periods being compared minus the properties sold during the two periods.

In order to clarify its description of its same store properties in future filings the Company will expand its description of same store properties as follows:

The Same Store properties consist of 568 properties totaling approximately 59.5 million square feet owned on January 1, 2010. Acquisitions and completed development during the years ended December 31, 2010 and 2011 are excluded from the Same Store properties.  Properties obtained through acquisition and completed development are included in Same Store when they have been purchased in the case of acquisitions, and are stabilized in the case of completed development, prior to the beginning of the earliest year presented in the comparison.  The 10 properties sold during 2010 and the 62 properties sold during 2011 are also excluded.

SEC Comment:

3.             We note the increase in same store property level operating income on a straight line and cash basis are attributable to increases in average occupancy and rental rates. Please disclose and discuss occupancy percentage and average rental rates for all periods presented on a same store basis. Your average rent metric should reflect the impact of concessions (e.g. free rent) and tenant expense reimbursements (if triple net leased).

Company Response:

In future filings the Company will expand its description of the changes in same store property level operating income to include occupancy percentages and average rental rates on both a cash and straight line basis for the periods presented. The straight line basis disclosure will reflect the free rent period and will include tenant expense reimbursements.

SEC Comment:

4.             Please revise future periodic filings to clarify what expenses are included in property level operating expenses and what expenses are included in general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

Company Response:

In future filings the Company will clarify what expenses are included in property level operating expenses and what expenses are included in general and administrative expenses. An example of this disclosure is as follows:

Rental property operating expenses include utilities, insurance, janitorial, landscaping, snow removal and other costs necessary to maintain a property.

General and administrative expenses include salaries and wages for general and administrative staff along with related costs, consulting, marketing, public company expenses, costs associated with the acquisition of properties and other general and administrative costs.

Consolidated Statements of Operations, pages 45 and 49

SEC Comment:

5.             We note that you have included dividends per common share/unit on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Company Response:

In future filings dividends per common share/unit will be moved from the face of the Consolidated Statements of Operations to the notes to the financial statements.

Consolidated Statements of Cash Flows, pages 47 and 51

SEC Comment:

6.             We note that most of your operating revenue is derived from rental income under operating leases with tenants. Given the nature of your business, please clarify your basis under Topic 230 of the Financial Accounting Standards Codification for classifying deferred leasing costs within investing activities instead of operating activities on your consolidated statements of cash flows.

Company Response:

Topic 230 identifies investing activities within the Statement of Cash Flows as the making and collecting of loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets - that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory).

Amounts paid in cash for deferred leasing costs incurred in connection with signed leases with tenants are paid in conjunction with improving (acquiring) property, plant and equipment. Such costs are not contained within net real estate.  However, they are integral to the completion of a tenant lease and ultimately are related to the improvement and thus the value of the Company’s property, plant and equipment.  They are therefore included in investing activities in the Company’s statements of cash flows.

We acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.

Very truly yours,

/s/ George J. Alburger, Jr.

George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer

GJA/amb

cc:	Kevin Purfield, Ernst & Young LLP
Justin Chairman, Morgan, Lewis & Bockius LLP
James J. Bowes, General Counsel
Mary Beth Morrissey, Senior Vice President, Finance & Accounting